UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE
STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
 _____________________________________

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 001-34910
 _____________________________________
HUNTINGTON INGALLS INDUSTRIES, INC.
NEWPORT NEWS OPERATIONS SAVINGS
(401(k)) PLAN FOR UNION ELIGIBLE
EMPLOYEES
(Full title of the plan)
 _____________________________________

HUNTINGTON INGALLS INDUSTRIES, INC.
4101 Washington Avenue, Newport News, Virginia 23607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES
(Formerly Northrop Grumman Shipbuilding, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees)
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011	4 - 11

SUPPLEMENTAL SCHEDULE -

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2011	12

SIGNATURE	13

EXHIBIT INDEX	14

NOTE: Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the HII Administrative Committee and Participants of the
Huntington Ingalls Industries, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees
Newport News, Virginia
We have audited the accompanying statements of net assets available for benefits of the Huntington Ingalls Industries, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees (the “Plan”) (formerly, the Northrop Grumman Shipbuilding, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Richmond, Virginia
June 28, 2012

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS
OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES
(formerly Northrop Grumman Shipbuilding, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010
($ in thousands)

	2011	2010
ASSETS:
Investments — at fair value:
Registered investment company funds	$53,040	$113,608
Collective trust funds	87,498	14,215
Northrop Grumman Fund	3,822	6,557
Huntington Ingalls Industries Fund	1,286	—

Total investments	145,646	134,380

Notes receivable from participants	14,848	13,239

Total assets	160,494	147,619

LIABILITIES:
Accrued administrative expenses	33	—

Total liabilities	33	—

NET ASSETS AVAILABLE FOR BENEFITS	$160,461	$147,619

The accompanying notes are an integral part of these statements.

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS
OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES
(Formerly Northrop Grumman Shipbuilding, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011
($ in thousands)

ADDITIONS:
Investment income (loss):
Net depreciation in fair value of investments	$(2,757)
Dividends and interest	1,007

Net investment loss	(1,750)

Interest income on notes receivable from participants	626

Contributions:
Participant contributions	15,968
Employer contributions	7,944

Total contributions	23,912

Total additions	22,788

DEDUCTIONS:
Benefits paid to participants	(9,664)
Administrative expenses	(282)

Total deductions	(9,946)

INCREASE IN NET ASSETS	12,842

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	147,619

End of year	$160,461

The accompanying notes are an integral part of this statement.

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES
(Formerly Northrop Grumman Shipbuilding, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN
The following description of the Huntington Ingalls Industries, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees (formerly known as the Northrop Grumman Shipbuilding, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees) (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General — The Plan was established by Newport News Shipbuilding and DryDock Company (“Newport News”), effective July 1, 1992, as a defined contribution 401(k) plan that provides for tax-deferred savings with both a defined contribution 401(k) plan and an employee stock ownership plan ("ESOP"). On March 31, 2011, Northrop Grumman Corporation completed its separation of its shipbuilding business into a separate company called Huntington Ingalls Industries, Inc. (“HII” or the “Company”). As part of this separation, HII became the Plan sponsor.
All United Steelworkers of America, Local No. 8888, the International Association of Firefighters Local I-45, and the International Union Security, Police, and Fire Professionals of America, Local 451 employees of the Company with at least 90 days of continuous service or 1,000 hours during a one-year period are eligible to participate in the Plan.
All of the Plan’s investments are participant-directed. Both the savings and the ESOP features are reported within the Plan’s financial statements. The Plan is administered by the HII Administrative Committee (the “Plan Administrator”). The trustee and record keeper for the Plan is Wells Fargo Bank, N.A. (the “Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Contributions — Plan participants may contribute between 1% and 30% of eligible compensation, on a tax-deferred (pre-tax) basis through payroll withholdings. An active participant may change the percentage of his or her contributions at any time. The Company makes employer matching contributions to the Plan for participants covered under the terms of the Basic Labor Agreement between the Company and the United Steelworkers of America and its Local 8888, the International Union, Security, Police, and Fire Professionals of America and its Amalgamated Local No. 451 and the International Association of Fire Fighters and its Local I-45 (the "Basic Labor Agreement"). Such employer matching contributions are 100% of the first 2% of the participant’s pre-tax contributions, 50% of the next 2% of the participant’s pre-tax contributions, and 25% of the next 4% of the participant’s pre-tax contributions. All Plan contributions are subject to the limitations prescribed by the

Internal Revenue Code of 1986 (the “Code”).
Certain employees hired or re-hired on or after January 1, 2010, who meet requirements, are eligible to receive an additional employer contribution known as a Retirement Account Contribution ("RAC"). RACs are calculated and credited for each payroll date.
The Company will credit participants who meet eligibility requirements with a RAC each pay period in an amount determined as a percentage of eligible compensation for each pay period in accordance with the following table:

Percentage of
Participant's Age	Compensation

Less than 35	3%
35–49	4%
50 or older	5%
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, any employer contributions, an allocation of the Plan’s earnings, and charged with withdrawals, an allocation of the Plan’s losses, and an allocation of administrative expenses borne by the Plan. Allocations are based on the participant’s account balance, as defined in the plan document. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.
Vesting — Plan participants are immediately vested in their own contributions (including any investment earnings thereon). Employer matching contributions will become 100% vested upon the earlier of either the participant’s attainment of two years of credited service as defined in the plan document or normal retirement age (age 62). Full vesting of employer matching contributions also occurs upon termination of employment due to death, total disability or a “reduction in force” as defined in the Basic Labor Agreement.
Plan participants will be fully vested in their RAC, plus earnings thereon, upon the completion of three years of vesting service.
Forfeited Accounts — Forfeitures of nonvested Company contributions plus earnings thereon may be used to reduce subsequent Company contributions. At December 31, 2011 and 2010, forfeited accounts totaled approximately $33,000 and $5,000, respectively.
Investment Options — Upon enrollment in the Plan, participants may direct their contributions in 1% increments to any of the 12 investment options described in the plan document. Participants may change their investment options on a daily basis.
Notes Receivable from Participants — Participants may borrow from their accounts a minimum of $500 up to a maximum of 50% of their vested account balance or $50,000, whichever is less. A participant may not have more than one outstanding loan at any given time. The maximum loan period is four and a half years. Loans are secured by the assignment of the participant’s vested interest in the Plan, and bear interest at a rate of prime plus 1%. Repayments are made through payroll deductions (for active employees) or other forms of payment (for former employees or employees on a leave of absence). As of December 31, 2011, participant loans have maturities through 2016 at interest rates ranging from 4.25% to 10.5%.
Payment of Benefits — Distributions are generally made in a single lump sum payment as soon as practicable following termination of service, including layoff. However, a terminated participant under the age of 62 whose vested account balance exceeds $1,000 must consent to the distribution of his or her account balance prior to the date the participant attains age 62. Interests in the Company common stock fund will be distributed in accordance with the ESOP plan provisions.
Withdrawals — A participant may withdraw all or a portion of his or her vested account balance, net of any loan balances, for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the plan document) and are subject to tax withholdings as appropriate.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, credit, U.S. and foreign government and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by the Trustee pursuant to a trustee agreement as directed and overseen by the HII Investment Committee (the "Investment Committee"). The shares of registered investment company funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Investments in the collective trust funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the funds’ underlying assets. Securities traded on a national securities exchange, including investments in common stock, are valued at their quoted market prices at the end of the plan year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Brokerage commissions, transfer taxes and other charges and expenses incurred in connection with the purchase, sale or other disposition of a security are added to the cost of the security or deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain resulting from the sale or the disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balances plus accrued interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.
Expenses — Administrative expenses of the Plan may be paid either by the Plan, or the Plan's sponsor as provided in the Plan document.
Payment of Benefits — Benefit payments to participants are recorded upon distribution.
New Accounting Standards Update — The accounting standard update initially adopted in 2011 is described below.
ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurement, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan’s financial statements.
Accounting Standards Update Not Yet Effective — The following accounting standards update is not effective until after December 31, 2011.
In May 2011, the FASB issued guidance clarifying how to measure and disclose fair value. This guidance (ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs) amends the application of the “highest and best use” concept to be used only in the measurement of fair value of nonfinancial assets, clarifies that the measurement of the fair value of equity-classified financial instruments should be performed from the perspective of a market participant who holds the instrument as an asset, clarifies that an entity that manages a group of financial assets and liabilities on the basis of its net risk exposure can measure those financial instruments on the basis of its net exposure to those risks, and clarifies when premiums and discounts should be taken into account when measuring fair value. The fair value disclosure requirements also were amended requiring the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The amendments to ASC 820, Fair Value Measurement, included in ASU 2011-04, are effective prospectively for interim and annual periods beginning after December 15, 2011. The effect of adopting ASU 2011-04 on the Plan's financial statements and related disclosures is being evaluated.

3.	INVESTMENTS
The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	2011	2010

Invesco Van Kampen Equity and Income Fund	$16,260	$12,778
Dodge & Cox Stock Fund	9,056	9,011
Wells Fargo Advantage Enhanced Stock Market Fund	14,272	14,215
Wells Fargo Advantage U.S. Treasury Plus Money Market Fund	54,872	47,532
Fidelity U.S. Bond Index Fund	12,293	10,852
American Funds Europacific Growth Fund	NA	7,680

The net depreciation in fair value of investments (including investments bought and sold, as well as held during the year) for the year ended December 31, 2011, is as follows:

Registered investment company funds	$(3,554)
Collective trust funds	1,561
Northrop Grumman Fund	(599)
Huntington Ingalls Industries Fund	(165)

Net depreciation in fair value of investments	$(2,757)

4.	FAIR VALUE MEASUREMENTS
Accounting Standards Codification 820, Fair Value Measurement, clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.
The valuation techniques utilized are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:
Level 1 — Quoted prices for identical instruments in active markets. Level 1 investments of the Plan primarily include registered investment company funds based on pricing, frequency of trading and other market considerations.
Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the Plan primarily include collective trust funds based on the use of net asset valuations derived by investment managers and domestic equity securities based on model-derived valuations. There are no unfunded commitments for these securities and there are no participant or Plan-level redemption restrictions.

Level 3 — Significant inputs to the valuation model are unobservable. There were no Level 3 investments in the Plan as of December 31, 2011 and 2010.
There have been no transfers of investments between Level 1 and Level 2 during 2011 and 2010.
The following tables set forth by level the fair value hierarchy of the investments held by the Plan as of December 31, 2011 and 2010 ($ in thousands):

As of December 31, 2011

	Level 1	Level 2	Total

Registered investment company funds:
Equity	$36,780	$—	$36,780
Balanced	16,260	—	16,260

Total	53,040	—	53,040

Collective trust funds:
Equity	—	14,272	14,272
Money market	—	54,872	54,872
Fixed income	—	18,354	18,354

Total	—	87,498	87,498

Northrop Grumman Fund	—	3,822	3,822
Huntington Ingalls Industries Fund	—	1,286	1,286

Total	$53,040	$92,606	$145,646

As of December 31, 2010

	Level 1	Level 2	Total

Registered investment company funds:
Equity	$37,521	$—	$37,521
Balanced	12,778	—	12,778
Money market	—	47,532	47,532
Fixed income	—	15,777	15,778

Total	50,299	63,309	113,608

Collective trust funds:
Equity	—	14,215	14,215

Total	—	14,215	14,215

Northrop Grumman Corporation Common Stock Fund	—	6,557	6,557

Total	$50,299	$84,081	$134,380

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Plan investments include shares of the Company. At December 31, 2011, the Plan held 154,220 shares with a fair value of $1,286,000. A significant decline in the market value of HII common stock would significantly affect the net assets available for benefits.
At December 31, 2011 and 2010, the Plan held 254,483 and 395,697 shares of Northrop Grumman Corporation common stock with a fair value of $3,822,000 and $6,557,000, respectively.
Plan investments also include shares of registered investment company funds and collective trust funds managed by the Trustee and, therefore, these transactions also qualify as party-in-interest transactions. Fees paid by the Plan for investment services were included as a reduction of the return earned on each fund. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

6.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and applicable collective bargaining agreements. In the event of the Plan’s termination, the interests of all participants in their accounts would become 100% vested.

7.	FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter dated May 16, 2001, in which the Internal Revenue Service ("IRS") determined that the Plan terms at the time of the determination letter application were in compliance with applicable sections of the Code and, therefore, the related trust is exempt from taxation. Management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Code and will make any changes necessary to maintain such favorable terms. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8.	SUBSEQUENT EVENT
On March 30, 2012, the Northrop Grumman Fund was liquidated. Participant balances that were not moved by this date were reinvested in the Van Kampen Equity and Income Fund. Approximately $3,156,000 was reinvested as part of this liquidation.
******

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS
OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES
(Formerly Northrop Grumman Shipbuilding, Inc. Newport News Operations Savings (401(k)) Plan For Union Eligible Employees)

Employer ID No: 90-0607005
Plan No: 107

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011
($ in thousands)

(a)	(b) Identity of Issue, Borrower,Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Registered investment company funds:
	Invesco Van Kampen	Equity and Income Fund	**	$16,260
	Dodge & Cox	Stock Fund	**	9,056
	American Funds	Europacific Growth Fund	**	6,483
	Perkins	Mid Cap Value Fund	**	6,554
*	Wells Fargo Advantage	Omega Growth Fund	**	6,530
	Invesco Van Kampen	American Franchise Fund	**	3,423
	Invesco Van Kampen	Small Cap Value Fund	**	4,734

				53,040
	Collective trust funds:
*	Wells Fargo Advantage	Enhanced Stock Market Fund	**	14,272
*	Wells Fargo Advantage	U.S. Treasury Plus Money Market Fund	**	54,872
	Fidelity	U.S. Bond Index Fund	**	12,293
*	Wells Fargo Advantage	U.S. Government Fund	**	6,061

				87,498
	Northrop Grumman Fund:
	Northrop Grumman Corporation	254,483 shares of NGC common stock	**	3,822

	Huntington Ingalls Industries Fund:
*	Huntington Ingalls Industries, Inc.	154,220 shares of HII common stock	**	1,286

*	Various participants	Participant loans maturing 2012–2016 at interest rates of 4.25% to 10.5%	**	14,848

	TOTAL			$160,494

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Huntington Ingalls Industries, Inc. Newport News Operations Savings (401(k)) Plan For Union Eligible Employees

Date: June 28, 2012	By:	/s/ Douglass L. Fontaine II
Douglass L. Fontaine II
Corporate Vice President, Controller and Chief Accounting Officer

EXHIBIT INDEX

23.1	Consent of Deloitte & Touche LLP.